

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 6, 2009

By U.S. Mail and Facsimile to: (404) 581-8330

Dennis S. Hudson, III
Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994

> **Re: Seacoast Banking Corporation of Florida**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-13660**

Dear Mr. Hudson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney

cc: Ralph F. MacDonald III, Esq.
       Jones Day
       (*By facsimile*)